REGISTRATION WITHDRAWAL

Upjohn Inc.

235 East 42nd Street

New York, New York 10017

March 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman
Kevin W. Vaughn
Joseph McCann
Celeste Murphy

Re:	Upjohn Inc.
Withdrawal of Registration Statement on Form 10
Filed January 21, 2020 and amended on February 6, 2020
File No. 000-56114

Ladies and Gentlemen:

On behalf of Upjohn Inc. (the “Company”), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-56114), originally filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2020, and subsequently amended on February 6, 2020 (as amended, the “Registration Statement”), be withdrawn effective immediately. If not withdrawn, the Registration Statement would automatically become effective on March 21, 2020, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Following the withdrawal, the Company intends to file a new Registration Statement on Form 10-12G (the “Replacement Registration Statement”) with the Commission. The Replacement Registration Statement will address any further comments that may be received from the staff of the Commission, and will include any updated financial statements or other information required to be included pursuant to the Commission’s rules and regulations, but is otherwise expected to be identical to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to David K. Lam at dklam@wlrk.com or Gordon S. Moodie at gsmoodie@wlrk.com.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact David K. Lam at (212) 403-1394 or dklam@wlrk.com or Gordon S. Moodie at (212) 403-1180 or gsmoodie@wlrk.com.

Very truly yours,

/s/ Michael Goettler
Michael Goettler
President
Upjohn Inc.

cc:	Doug Lankler (Pfizer Inc.)

Bryan Supran (Pfizer Inc.)

David K. Lam (Wachtell, Lipton, Rosen & Katz)

Gordon S. Moodie (Wachtell, Lipton, Rosen & Katz)

Brian Roman (Mylan N.V.)

Mark I. Greene (Cravath, Swaine & Moore LLP)

Thomas E. Dunn (Cravath, Swaine & Moore LLP)

Aaron M. Gruber (Cravath, Swaine & Moore LLP)